EXHIBIT 4.3
INTER & CO, INC.
WAIVER TO SHAREHOLDERS AGREEMENT

This waiver to shareholders agreement (this “Waiver”) is hereby executed by SoftBank Group Corp. (“SoftBank Group”) as of January 20_, 2026.
WHEREAS, SoftBank Group and SBLA Holdings (Cayman) L.P. (“SBLA” and, together with SoftBank Group, “SoftBank”) are parties to that certain shareholders agreement dated as of June 13, 2022 (as amended and supplemented to date, the “Shareholders Agreement”), by and among SoftBank, Rubens Menin Teixeira de Souza (“Rubens”), João Vitor Nazareth Menin Teixeira de Souza (“João” and, together with Rubens, directly or through any vehicle through which they hold their interest in the Company, the “Majority Shareholders” and, together with SoftBank, the “Holders”), Banco Inter S.A., a Brazilian sociedade por ações (“BI”), Inter Platform, Inc., now known as Inter & Co, Inc. (the “Company” and together with the Holders, the “Parties”).

WHEREAS, pursuant to Section 4.1(a) of the Shareholders Agreement, SoftBank Group has the right to nominate an individual (the “SoftBank Nominee”) for election to the Company’s board of directors and the right to fill any vacancy resulting from the SoftBank Nominee ceasing to serve as a director for any reason (including any removal thereof), so long as SoftBank Group beneficially holds at least five percent (5%) of the Company’s total equity (the “SoftBank Nomination Right”);

WHEREAS, pursuant to Section 4.1(b) of the Shareholders Agreement, each Majority Shareholder agreed to vote or cause to be voted all of such Majority Shareholder’s Equity Securities (as defined in Shareholders Agreement) in favor of each SoftBank Nominee nominated in accordance with Section 4.1(a) of the Shareholders Agreement and further agreed that, if and for so long as SoftBank Group is entitled to nominate one or more SoftBank Nominees pursuant to Section 4.1(a) of the Shareholders Agreement and such Majority Shareholder is then entitled to vote for the removal of any such SoftBank Nominee, such Majority Shareholder will not vote in favor of the removal of any such SoftBank Nominee unless requested in writing by SoftBank Group (the “Voting Agreement”);

WHEREAS, pursuant to Section 5.8 of the Shareholders Agreement, a Party to the Shareholders Agreement may waive a provisions of the Shareholders Agreement pursuant to which such Party has enforcement rights; and

WHEREAS, SoftBank Group wishes to irrevocably waive its rights, and the rights of its successors and assigns, to the SoftBank Nomination Right and the Voting Agreement;

NOW, THEREFORE, in consideration of the foregoing, SoftBank Group, intending to be irrevocably and legally bound, hereby agrees as follows.

SoftBank Group hereby waives any and all of its rights under Section 4.1 of the Shareholders Agreement, including the SoftBank Nomination Right and the Voting Agreement.

1.The waiver set forth above shall be limited to the matters set forth therein, and nothing contained in this Waiver shall be deemed to constitute a waiver by SoftBank Group of compliance with respect to any other term, provision, or condition of the Shareholders Agreement. Except as expressly set forth is this Waiver, nothing contained in this Waiver shall be deemed or construed to amend, supplement, or modify the Shareholders Agreement or otherwise affect the rights and obligations of any party thereto, all of which remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has duly executed this Waiver as of the date first set fo11h above.

SoftBank Group Corp.
By:

Name: Masayoshi Son
Title: Representative Director, Corporate Officer,
Chairman & CEO

Acknowledged and agreed:

Inter & Co, Inc.

By:    _____________________________
Name:
Title:
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